E. Julia (Judy) Lambeth
Executive Vice President
and General Counsel
Winston-Salem, NC 27102
336-741-6610
Fax: 336-741-2998
October 13, 2006
Ms. Cecilia D. Blye
Chief, Office of Global Security Risk
Mail Stop 5546
Securities and Exchange Commission
100 F. Street N.E.
Washington, DC 20549-5546

RE:	Reynolds American Inc. Form 10-K for the Fiscal Year Ended December 31, 2005 Filed February 27, 2006 File No. 1-32258
Dear Ms. Blye:
     This letter responds to the comment letter of the Staff, dated September 29, 2006, concerning the filing listed above, referred to as the 2005 Form 10-K, for Reynolds American Inc., referred to as RAI, and its subsidiaries, including R. J. Reynolds Tobacco Company, referred to as RJR Tobacco. Our responses are numbered to correspond to the numbers in your letter.
     As requested in the Staff’s comment letter, RAI hereby acknowledges that the adequacy and accuracy of the disclosure in the 2005 Form 10-K are the responsibility of RAI, and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2005 Form 10-K. RAI also acknowledges that Staff comments to disclosure may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Responses.
1.	RAI has no current or anticipated operations in, or contacts with, Iran, Syria or North Korea, including through subsidiaries, joint ventures or other direct and indirect arrangements. Further, as discussed below in this Response 1, RJR Tobacco shipped tobacco products to Syria and for the Iranian market during the period from 2003 (the first year for which financial statements were provided in the 2005 Form 10-K) through the second quarter of 2006, but only on a very limited basis and only in compliance with all applicable laws and regulations. As a result, and for the reasons described below in Response 2, RAI has no contacts with Iran, Syria or North Korea that constitute a material investment risk to its security holders. Also, as described in Response 2 below, RAI, through its subsidiaries, engages in export compliance processes to ensure that any operations in, and contacts with, such countries are conducted in compliance with all applicable laws and regulations.

On July 31, 2004, the assets, liabilities and operations of the U.S. cigarette and tobacco business of Brown & Williamson Tobacco Corporation (now known as Brown & Williamson Holdings,
Reynolds American Inc.          P.O. Box 2990          Winston-Salem, NC 27102

Ms. Cecilia D. Blye

October 13, 2006
Inc., referred to as B&W, an indirect wholly owned subsidiary of British American Tobacco p.l.c., referred to as BAT) were combined with RJR Tobacco. (This transaction is referred to as the 2004 business combination.) As part of the 2004 business combination:
•	B&W received a 42% ownership interest in RAI;
•	RJR Tobacco and B.A.T. (U.K. & Export) Limited, referred to as BATUKE, an indirect wholly owned subsidiary of BAT, entered into a Contract Manufacturing Agreement (see Exhibit 10.20 to the 2005 Form 10-K), pursuant to which RJR Tobacco agreed to manufacture and sell to BATUKE and its affiliates certain American blend cigarettes; and
•	RAI and BAT entered into a Non-Competition Agreement (see Exhibit 10.17 to the 2005 Form 10-K), pursuant to which RAI and its subsidiaries agreed, subject to certain exceptions, not to compete with BAT and its subsidiaries outside of the United States.
Between July 31, 2004 and May 22, 2006, pursuant to appropriate licenses issued by the Office of Foreign Assets Control of the Department of the Treasury, referred to as OFAC, a portion of the cigarettes manufactured by RJR Tobacco and sold to BATUKE and its affiliates under the Contract Manufacturing Agreement described above were shipped, per BATUKE’s instructions, directly to Iran or to the United Arab Emirates for ultimate resale in Iran. The amount of revenue consolidated into RAI from such sales in 2004, 2005 and the first six months of 2006 is set forth below:

		% of RAI
	Revenue in $ Millions	Consolidated Revenues
2004	$20	0.3%
2005	53	0.6%
2006 (through June 30)	19	0.4%

Cumulative Total	$92	0.5%
No assets or liabilities were associated with these sales other than the related accounts receivable.

Prior to the 2004 business combination, OFAC issued to B&W Iranian Transaction Regulations License No. IA-6137, dated May 15, 2004, as amended (a copy of which is attached hereto as Exhibit A), which permitted B&W to manufacture and sell cigarettes to BATUKE for resale into Iran for a one-year period. As part of the 2004 business combination, and prior to the manufacture and sale of cigarettes by RJR Tobacco for BATUKE pursuant to the Contract Manufacturing Agreement, License No. IA-6137 was transferred to RJR Tobacco. Thereafter, effective May 25, 2005, OFAC issued to RJR Tobacco Iranian Transaction Regulations License No. IA-7315 (a copy of which is attached hereto as Exhibit B), which permitted RJR Tobacco to continue to manufacture and sell cigarettes to BATUKE for resale into Iran for another one-year period.

On May 22, 2006, RJR Tobacco made its final shipment of cigarettes to BATUKE for resale into Iran, and BATUKE ceased ordering cigarettes destined for Iran under the Contract

Ms. Cecilia D. Blye

October 13, 2006
Manufacturing Agreement. RJR Tobacco did not seek a new license after the expiration of License No. IA-7315 on May 24, 2006. RJR Tobacco has no current or anticipated plans to manufacture and sell to BATUKE or any of its affiliates (or to any other party) any products for resale into Iran.

None of RAI’s operating subsidiaries has manufactured any products for BAT or its affiliates for resale into Syria or North Korea, and none of them has any current or anticipated plans to do so in the future.

In 1999, RJR Tobacco sold its international tobacco business to Japan Tobacco Inc., referred to as JT. As part of the sale, RJR Tobacco entered into a contract manufacturing agreement with JT, pursuant to which RJR Tobacco manufactured and sold cigarettes to JT for resale into Syria until the imposition of sanctions on Syria by the U.S. Government on May 15, 2004. RJR Tobacco made its final shipment of cigarettes to JT for resale into Syria under this agreement on May 12, 2004.

The amount of revenue consolidated into RAI from such sales to JT in 2003 and 2004 is set forth below:

		% of RAI
	Revenue in $ Millions	Consolidated Revenues
2003	$5.5	0.10%
2004	2.3	0.04%

Cumulative Total	$7.8	0.07%
No assets or liabilities were associated with these sales other than the related accounts receivable.

RJR Tobacco has no current or anticipated plans to manufacture and sell to JT or any of its affiliates (or any other party) any products for resale into Syria. None of RAI’s operating subsidiaries has manufactured any products for JT or its affiliates for resale into Iran or North Korea, and none of them has any current or anticipated plans to do so in the future.

In December 2005, R. J. Reynolds Global Products, Inc. referred to as GPI, a subsidiary of RAI that oversees the international operations of RAI that have developed since the 1999 transaction with JT, acquired JT’s U.S. duty-free and U.S. overseas military businesses relating to certain brands. GPI has no operations in, or revenues, assets or liabilities derived from, Iran, Syria or North Korea.

In 2002, R. J. Reynolds Tobacco C.V., a wholly owned subsidiary of RAI, acquired a 50% interest in R. J. Reynolds-Gallaher International Sarl, a joint venture created with Gallaher Group Plc, to manufacture and market a limited portfolio of American blend cigarette brands within the European Union and Japan. To RAI’s knowledge, the joint venture has had no operations in, or revenues, assets or liabilities derived from, Iran, Syria or North Korea.

Ms. Cecilia D. Blye

October 13, 2006
Except as described above in this Response 1, RAI had no operations in, or contacts with, Iran, Syria or North Korea, including through its subsidiaries or joint ventures, or other direct and indirect arrangements, during the period from 2003 (the first year for which financial statements were provided in the 2005 Form 10-K) through the date of this letter.

2.	Given that RAI has no current or anticipated operations or contacts with Iran, Syria or North Korea, and that only approximately one-half of one percent of RAI’s consolidated revenue from 2003 through June 30, 2006, was attributable to sales of cigarettes in Iran and Syria (and that the transactions involving Iran occurred pursuant to licenses from OFAC, and those involving Syria occurred prior to the imposition of sanctions), RAI believes that there is no material risk to RAI’s reputation, share value or security holders involving these matters.

This belief is buttressed by several qualitative factors. We have considered the investor sentiment against companies that do business with countries identified as state sponsors of terrorism, as reflected in recent legislation adopted in Arizona and Louisiana. However, we note that RAI has not been the target of negative investor sentiment on this issue. RAI has received no investor calls or shareholder resolutions concerning its contacts with Iran, Syria or North Korea, and to RAI’s knowledge, no analyst following RAI has raised this matter in its reports.

RJR Tobacco and GPI engage in the following processes to ensure that their respective operations are conducted in compliance with all applicable export and trade laws and regulations:
•	Screening of the ultimate country of destination for each export shipment is performed based upon a comprehensive denied or restricted party list, which is compiled from a variety of sources, including OFAC, the U.S. Department of State and the Bureau of Industry and Security of the U.S. Department of Commerce;
•	Annual training on, among other things, embargoes, is required for all senior personnel employed in the international operations;
•	Periodic training is required for international supply personnel covering export controls and export administration regulations;
•	All exports, including ultimate country of destination, are reported directly to the U.S. Census Bureau on a weekly basis pursuant to its Foreign Trade Statistics reporting program;
•	Customer compliance with U.S. international trade laws, including embargoes, is incorporated into all agreements with others for which RJR Tobacco manufactures cigarettes; and
•	An International Trade Compliance Committee, which is comprised of RJR Tobacco in-house counsel, RAI’s Vice President of Internal Audit and senior management from GPI, and is chaired by an International Trade Compliance Officer from RJR Tobacco, meets quarterly to review ongoing international business activities to ensure export control compliance.
RAI’s quarterly disclosure process also seeks to confirm that neither RAI nor any of its subsidiaries does business, directly or indirectly, with embargoed countries, including Iran, Syria

Ms. Cecilia D. Blye

October 13, 2006
and North Korea, in violation of applicable law. On a quarterly basis, approximately 90 individuals in various leadership positions at RAI or its subsidiaries are required to state whether they have knowledge of any transactions of any nature (sales, sales contracts or purchases) with a government, company or any other entity included on the U.S. Treasury Department list of embargoed countries. During the period from 2003 through the third quarter of 2006, the responses to the quarterly questionnaires revealed no operations in, or contacts with, Iran, Syria or North Korea, by RAI or its subsidiaries, other than those involving BATUKE and JT described in Response 1 above.

Due to the sale of RJR Tobacco’s international business in 1999 and the Non-Competition Agreement with BAT, described in Response 1 above, RAI and its operating subsidiaries have a limited ability to compete internationally, including in Iran, Syria or North Korea. JT acquired the international rights to certain RJR Tobacco brands, including CAMEL, WINSTON and SALEM, in 1999, and BAT owns the international rights to certain former B&W brands, including KOOL, acquired by RJR Tobacco in the 2004 business combination.

Other than generally available public information, and other than the information relating to RJR Tobacco’s own business with BATUKE and JT as described in Response 1 above, RAI has no access to information that would allow it to quantify the amounts of revenues, assets and liabilities, if any, of BAT or JT associated with sales of cigarettes in Iran, Syria or North Korea. If BAT or JT were to sell cigarettes into any of these countries bearing the same brands as those sold by RJR Tobacco in the United States, there is a risk that such sales could have a negative impact upon RAI’s and RJR Tobacco’s reputation and RAI’s share value. For the following reasons, however, RAI believes this risk is minimal:
•	The investment community and analysts generally are aware of the restrictions on RAI’s and its operating subsidiaries’ ability to compete internationally.
•	Since at least as early as 1999, cigarettes bearing trademarks used presently by RJR Tobacco in the United States have been owned and used by others, including affiliates of BAT or JT, outside of the United States without any control by or involvement with RJR Tobacco.
•	It is likely that BAT and JT would place their names on tobacco products sold by them. Accordingly, RJR Tobacco could demonstrate that cigarettes being sold into these countries were manufactured by a different entity.
•	As described above, RAI has received no investor calls, shareholder resolutions or analyst comments concerning this issue.
•	As described above, RJR Tobacco and GPI engage in export compliance processes.
Finally, RAI’s Internal Audit group, in conjunction with its Strategy and Business Development group, conducts an annual risk assessment of RAI and its subsidiaries. Based on the quantitative and qualitative factors discussed above, RAI’s latest risk assessment did not identify a loss of reputation or loss of RAI’s share value due to real or perceived contacts with Iran, Syria or North Korea as a material risk facing RAI or its subsidiaries.

Ms. Cecilia D. Blye

October 13, 2006
3.	Neither the governments of Iran, Syria or North Korea, nor entities controlled by them, receive cash or act as intermediaries in connection with the operations of RAI and its subsidiaries or, to our knowledge, those of its affiliates. The compliance processes put in place to segregate RJR Tobacco’s and GPI’s operations from those of any third party believed or known to involve Iran, Syria or North Korea are described in Response 2 above.
     If you have any questions or comments about the foregoing, please contact the undersigned at (336) 741-6610.

Very truly yours,

Reynolds American Inc.

By:	/s/ E. Julia Lambeth

E. Julia Lambeth Executive Vice President and General Counsel

cc:	EDGAR Correspondence

KPMG LLP Jose R. Rodriguez

Jones Day Jere R. Thomson

SEC James Lopez Max Webb Division of Corporation Finance

EXHIBIT A
[SEAL]
DEPARTMENT OF THE TREASURY
WASHINGTON, D.C. 20220
License No. IA-6137
Iranian Transactions Regulations
LICENSE
(Granted under the authority of 50 U.S.C. §§ 1701-06, 22 U.S.C. § 2349aa-9, Executive Orders 12613, 12957, 12959 and 13059, and 31 C.F.R. Parts 501 and 560.)

To:	Brown & Williamson Tobacco Corporation	Via:	Baker & McKenzie
	401 South 4th Street		815 Connecticut Avenue, NW
	Suite 200		Washington, DC 20006-4078
	Louisville, KY 40202-3454	Attn:	Edward E. Dyson
1. Based on the letter dated April 15, 2004, from the law offices of Baker & McKenzie on behalf of Brown & Williamson Tobacco Corporation to the Office of Foreign Assets Control (the “Application”), and information otherwise available to the Office of Foreign Assets Control, the transactions and activities delineated on the reverse hereof are hereby authorized.
2. This License is granted upon the statements and representations made in the Application, otherwise filed with or made to the Treasury Department as a supplement to the Application, or based on information available to the Treasury Department, and is subject to the condition, among others, that the Licensee(s) comply in all respects with all regulations, rulings, orders, and instructions issued by the Secretary of the Treasury under the authority of Section 505 of the International Security and Development Cooperation Act of 1985, Section 203 of the International Emergency Economic Powers Act (50 U.S.C. § 1702), the National Emergencies Act (50 U.S.C. §§ 1601 et seq.), and the terms of this License.
3. The Licensee(s) shall furnish and make available for inspection any relevant information, records, or reports requested by the Secretary of the Treasury, or any other duly authorized officer or agency.
4. This License is not transferable, and is subject to the provisions of Executive Orders 12613, 12957, 12959 and 13059, and any regulations and rulings issued pursuant thereto. This License may be revoked or modified at any time at the discretion of the Secretary of the Treasury. If this License was issued as a result of willful misrepresentation on the part of the applicant or his duly authorized agent, it may, at the discretion of the Secretary of the Treasury, be declared void from the date of its issuance or from any other date.
5. This License does not excuse compliance with any law or regulation administered by the Office of Foreign Assets Control or another agency (including reporting requirements) applicable to the transaction(s) herein licensed, nor does it release Licensee(s) or third parties from civil or criminal liability for violation of any law or regulation.
     Issued by direction and on behalf of the Secretary of the Treasury:

OFFICE OF FOREIGN ASSETS CONTROL

By:	/s/ David W. Mills 5/18/04 David W. Mills
Chief of Licensing
Attention is directed to 18 U.S.C. § 1001, 50 U.S.C. § 1705, and 31 C.F.R. § 560.701 for provisions relating to penalties.

License No. IA-6137	Page 2 of 5
SECTION I — AUTHORIZATION: (a) Subject to the conditions, limitations, restrictions and requirements stated herein, and with reference to the Application, dated April 15, 2004, Brown & Williamson Tobacco Corporation is authorized:
     (1) During the one-year period beginning on the date of this license, as indicated on the front hereof, to enter into contracts for the sale and export to B.A.T. (U.K. & Export) (“BATUKE”), London, United Kingdom, for resale and reexport to KASB International LLC (“KASB”), Dubai, United Arab Emirates, for resale and reexport to Grand Distribution Company (“GDC”), Tehran, Iran, for resale to Pegah Distribution Company (“Pegah”), Tehran, of the following item(s) specified in the Application and shipped within the 12-month period beginning on the date of the signing of the contract:
          (i) Cigarettes; and
     (2) To engage in any transaction ordinarily incident to the sale of the item(s) specified in Section l(a)(1), above, and necessary to give effect thereto, subject to the limitations of Sections 1(b) — (i) and 2 below.
(b) Payment for the sale authorized in Section l(a)(l), above, by a letter of credit issued by an Iranian bank is authorized, provided that such letter of credit may not be advised, confirmed or otherwise dealt in by any financial institution that is a United States person (as defined in 31 C.F.R. § 560.314) .
(c) The authorization granted in this license is expressly conditioned on the following:
     (1) The item(s) specified in Section 1(a)(1), above, will be sold to BATUKE, for resale to KASB, for resale to GDC, for resale to Pegah, for use solely in Iran;
     (2) Full disclosure has been made in the Application of all parties with an interest in the sales transaction;
     (3) Payment will be made as authorized either in Section 1(b), above, or in 31 C.F.R. § 560.532 (a);
(d) Nothing in this license relieves the exporter from

Office of Foreign Assets Control	U.S. Department of the Treasury

License No. IA-6137	Page 3 of 5
compliance with the export license application requirements of another Federal agency.
(e) Nothing in this license authorizes the exportation or reexportation of any agricultural commodity, medicine, or medical device controlled on the United States Munitions List established under section 38 of the Arms Export Control Act (22 U.S.C. 2778); controlled on any control list established under the Export Administration Act of 1979 or any successor statute (50 U.S.C. App. 2401 et seq.); or used to facilitate the development or production of a chemical or biological weapon or weapon of mass destruction.
(f) Nothing in this license affects prohibitions on the sale or supply of U.S. technology or software used to manufacture agricultural commodities, medicine, or medical devices, such as technology to design or produce biotechnological items or medical devices.
(g) Nothing in this license affects U.S. nonproliferation export controls, including end-user and end-use controls maintained under the Enhanced Proliferation Control Initiative.
(h) This license does not apply to any transaction or dealing involving property blocked pursuant to Chapter V of 31 C.F.R. or any other activity prohibited by 31 C.F.R. not otherwise authorized in this part.
(i) Any payment relating to a transaction authorized by this license that is routed through the U.S. financial system must reference “License No. IA-6137” to avoid the rejection of the transfer.
SECTION 2 — WARNING: (a) Nothing in this license authorizes:
     (1) A transaction by an unlicensed Iranian governmental entity (as defined in 31 C.F.R. §§ 560.304 and 560.313) not explicitly authorized within the terms of this license;
     (2) Payment terms or trade financing or any transaction involving a debit or credit to an account of a person in Iran or of the Government of Iran maintained on the books of a U.S.

Office of Foreign Assets Control	U.S. Department of the Treasury

License No. IA-6137	Page 4 of 5
depository institution not explicitly authorized within the terms of this license;
     (3) Provision of any transportation services to or from Iran not explicitly authorized in or pursuant to this license other than loading, transporting, and discharging licensed cargo;
     (4) Distribution or leasing in Iran of any containers or similar goods owned or controlled by U.S. persons after the performance of transportation services to Iran; and
     (5) Financing of licensed sales to Iran other than as authorized in Section 1(b), above, or in 31 C.F.R. § 560.532 (a) .
(b) Except as expressly authorized above, nothing in this license authorizes transactions prohibited by the Iranian Transactions Regulations, 31 C.F.R. Part 560, by Executive Orders 12613, 12957, 12959 and 13059, or by any other laws and regulations administered by the Office of Foreign Assets Control.
(c) A determination by OFAC that Brown & Williamson Tobacco Corporation has failed to abide by the terms and conditions of this license, whether by affirmative act, acquiescence or otherwise, shall be grounds for revocation of this license.
SECTION 3 — RECORDKEEPING REQUIREMENT: As a further condition of this license and in accordance with 31 C.F.R. Part 501, Brown & Williamson Tobacco Corporation is required to keep full and accurate records of all transactions engaged in pursuant to the authorization contained in this license. Such records shall be made available for examination upon demand for at least five years from the date of each transaction. Such records shall clearly demonstrate the applicability of the authorization set forth in § 1 hereof. Attention is particularly drawn to the recordkeeping, retention and reporting requirements of 31 C.F.R. §§ 501.601 and 501.602.

Office of Foreign Assets Control	U.S. Department of the Treasury

License No. IA-6137	Page 5 of 5
SECTION 4 — PRECEDENCE: The authorization contained in this license is limited to the facts and circumstances specific to the application.
*********************************************************************************************************************************

Office of Foreign Assets Control	U.S. Department of the Treasury

(SEAL)
DEPARTMENT OF THE TREASURY
WASHINGTON, D.C. 20220
License No. IA-6137-a
Iranian Transactions Regulations
LICENSE AMENDMENT
(Granted under the authority of 50 U.S.C. §§ 1701-06, 22 U.S.C. § 2349aa-9, Executive Orders 12613, 12957, 12959 and 13059, and 31 C.F.R. Parts 501 and 560.)

To:	Brown & Williamson Tobacco Corporation	Via:	Baker & McKenzie
	401 South 4th Street		815 Connecticut Avenue, NW
	Suite 200		Washington, DC 20006-4078
	Louisville, KY 40202-3454	Attn:	Edward E. Dyson
1. Based on the letter dated June 3, 2004, from the Law Offices of Baker & McKenzie, submitted on behalf of Brown & Williamson Tobacco Corporation, to the Office of Foreign Assets Control, License No. IA-6137, dated May 15, 2004, is hereby amended as follows:
A.	Section 1(a)(1) is amended to read:
“(1) During the one-year period beginning on the date of this license, as indicated on the front hereof, to enter into contracts for the sale and export to B.A.T. (U.K. & Export) (“BATUKE”), London, United Kingdom, for resale and reexport to B.A.T. Pars Company, Tehran, Iran, or, for resale and reexport to KASB International LLC (“KASB”), Dubai, United Arab Emirates, for resale and reexport to Grand Distribution Company (“GDC”), Tehran, for resale to Pegah Distribution Company (“Pegah”), Tehran, of the following item(s) specified in the Application and shipped within the 12-month period beginning on the date of the signing of the contract;”
B.	Section 1(c)(1) is amended to read:
“(1) The items specified in Section 1(a)(1), above, will be sold to batuke, for resale to B.A.T. Pars Company, or, for resale to KASB, for resale to GDC, for resale to Pegah, for use solely In Iran;”
2. All other terms, conditions, provisions and limitations of License No. IA-6137, remain unaltered by this amendment.
     Issued by direction and on behalf of the Secretary of the Treasury:

OFFICE OF FOREIGN ASSETS CONTROL

By	/s/ David W. Mills 8/2/04
David W. Mills
Chief of Licensing

Attention is directed to 18 U.S.C. § 1001, 50 U.S.C. § 1705, and 31 C.F.R. § 560.701 for provisions relating to penalties.

Office of Foreign, Assets Control	U.S. Department of the Treasury

(SEAL)
DEPARTMENT OF THE TREASURY
WASHINGTON, D.C. 20220
License No. IA-6137-b
Iranian Transactions Regulations
LICENSE AMENDMENT
(Granted under the authority of 50 U.S.C. §§ 1701–06, 22 U.S.C. § 2349aa–9, Executive Orders 12613, 12957, 12959 and 13059, and 31 C.F.R. Parts 501 and 560.)

To:	R.J. Reynolds Tobacco Company	Via:	Baker & McKenzie
	327 Hillsborough Street		815 Connecticut Avenue, NW
	Raleigh, NC 27603		Washington, DC 20006-4078
		Attn:	Edward E. Dyson
1. Based on the letter dated July 30, 2004, from the Law Offices of Baker & McKenzie, submitted on behalf of Brown & Williamson Tobacco Corporation (“B&WTC”), to the Office of Foreign Assets Control, License No. IA-6137, dated May 15, 2004, as amended, is hereby transferred to R.J. Reynolds Tobacco Company (“RJRT”), whose principal place of business is 327 Hillsborough Street, Raleigh, County of Wake, North Carolina 27603, as a result of the transfer of B&WTC’s business to RJRT effective July 30, 2004.
2. All other terms, conditions, provisions and limitations of License No. IA-6137, as amended, remain unaltered by this amendment.
      Issued by direction and on behalf of the Secretary of the Treasury:

OFFICE OF FOREIGN ASSETS CONTROL

By	/s/ David W. Mills 8/11/04

David W. Mills
Chief of Licensing
Attention is directed to 18 U.S.C. § 1001, 50 U.S.C. § 1705, and 31 C.F.R. § 560.701 for provisions relating to penalties.

Office of Foreign Assets Control	U.S. Department of the Treasury

EXHIBIT B
(SEAL)
DEPARTMENT OF THE TREASURY
WASHINGTON, D.C. 20220
License No. IA-7315
Iranian Transactions Regulations
LICENSE
(Granted under the authority of 50 U.S.C. §§ 1701-06, 22 U.S.C. § 2349aa-9, Executive Orders 12613, 12957, 12959 and 13059, and 31 C.F.R. Parts 501 and 560.)

To:	R.J. Reynolds Tobacco Company	Via:	Baker & McKenzie LLP
	401 North Main Street		815 Connecticut Avenue, NW
	Winston Salem, NC 27102		Washington, D.C. 20006-4078
		Attn:	Edward E. Dyson
1. Based on the letter dated March 23, 2005, from Baker & McKenzie LLP, submitted on behalf of R.J. Reynolds Tobacco Company, to the Office of Foreign Assets Control (the “Application”), and information otherwise available to the Office of Foreign Assets Control, the transactions and activities delineated on the reverse hereof are hereby authorized.
2. This License is granted upon the statements and representations made in the Application, otherwise filed with or made to the Treasury Department as a supplement to the Application, or based on information available to the Treasury Department, and is subject to the condition, among others, that the Licensee(s) comply in all respects with all regulations, rulings, orders, and instructions issued by the Secretary of the Treasury under the authority of Section 505 of the International Security and Development Cooperation Act of 1985, Section 203 of the International Emergency Economic Powers Act (50 U.S.C. § 1702), the National Emergencies Act (50 U.S.C. §§ 1601 et seq.), and the terms of this License.
3. The Licensee(s) shall furnish and make available for inspection any relevant information, records, or reports requested by the Secretary of the Treasury, or any other duly authorized officer or agency.
4. This License is not transferable, and is subject to the provisions of Executive Orders 12613, 12957, 12959 and 13059, and any regulations and rulings issued pursuant thereto. This License may be revoked or modified at any time at the discretion of the Secretary of the Treasury. If this License was issued as a result of willful misrepresentation on the part of the applicant or his duly authorized agent, it may, at the discretion of the Secretary of the Treasury, be declared void from the date of its issuance or from any other date.
5. This License does not excuse compliance with any law or regulation administered by the Office of Foreign Assets Control or another agency (including reporting requirements) applicable to the transaction(s) herein licensed, nor does it release Licensee(s) or third parties from civil or criminal liability for violation of any law or regulation.
      Issued by direction and on behalf of the Secretary of the Treasury:

OFFICE OF FOREIGN ASSETS CONTROL

By	/s/ Elizabeth W. Farrow 5/25/05

Elizabeth W. Farrow
(Acting) Chief, Licensing Division
Attention is directed to 18 U.S.C. § 1001, 50 U.S.C. § 1705, and 31 C.F.R. § 560.701 for provisions relating to penalties.

License No. IA-7315	Page 2 of 5
SECTION 1 — AUTHORIZATION: (a) Subject to the conditions, limitations, restrictions, and requirements stated herein, and with reference to the Application, dated March 23, 2005, R.J. Reynolds Tobacco Company (“R.J. Reynolds”) is authorized:
     (1) During the one-year period beginning on the date of this license, as indicated on the front hereof, to enter into contracts for the sale and export to B.A.T. (U.K. and Export) Limited, London, United Kingdom, for resale and reexport to KASB International LLC, Dubai, United Arab Emirates, for resale and reexport to Grand Distribution Company, Tehran, Iran, and B.A.T. Pars Company, Tehran, for resale to Pegah Distribution Company, Tehran, of the following item(s) specified in the Application and shipped within the 12-month period beginning on the date of the signing of the contract:
                    (i) Cigarettes; and
     (2) To engage in any transaction ordinarily incident to the sale of the item(s) specified in Section l(a)(1), above, and necessary to give effect thereto, subject to the limitations of Sections 1(b) — (i) and 2 below.
(b) The authorization granted in this license is expressly conditioned on the following:
     (1) The item(s) specified in Section l(a)(1), above, will be sold to B.A.T. (U.K. and Export) Limited, for resale to KASB International LLC, for resale to Grand Distribution Company and B.A.T. Pars Company, for resale to Pegah Distribution Company, for use solely in Iran;
     (2) Full disclosure has been made in the Application of all parties with an interest in the sales transaction; and
     (3) Payment will be made by cash in advance, open account financing, or letter of credit to be issued by a third-country financial institution that is neither a U.S. person nor an entity of the Government of Iran (such letter of credit may be confirmed, or advised by a U.S. financial institution), consistent with the provisions of 31 C.F.R. § 560.532;
(c) Nothing in this license relieves the exporter from

Office of Foreign Assets Control	U.S. Department of the Treasury

License No. IA-7315	Page 3 of 5
compliance with the export license application requirements of another Federal agency.
(d) Nothing in this license authorizes the exportation or reexportation of any agricultural commodity, medicine, or medical device controlled on the United States Munitions List established under section 38 of the Arms Export Control Act (22 U.S.C. 2778); controlled on any control list established under the Export Administration Act of 1979 or any successor statute (50 U.S.C. App. 2401 et seq.); or used to facilitate the development or production of a chemical or biological weapon or weapon of mass destruction.
(e) Nothing in this license affects prohibitions on the sale or supply of U.S. technology or software used to manufacture agricultural commodities, medicine, or medical devices, such as technology to design or produce biotechnological items or medical devices.
(f) Nothing in this license affects U.S. nonproliferation export controls, including end-user and end-use controls maintained under the Enhanced Proliferation Control Initiative.
(g) This license does not apply to any transaction or dealing involving property blocked pursuant to Chapter V of 31 C.F.R. or any other activity prohibited by 31 C.F.R. not otherwise authorized in this part.
(h) Any payment relating to a transaction authorized by this license that is routed through the U.S. financial system must reference “License No. IA-7315” to avoid the rejection of the transfer.
(i) Nothing in this license authorizes the transshipment of agricultural commodities, medicine, or medical devices through Iraq. Such transshipment is prohibited pursuant to § 575.205 of the Iraqi Sanctions Regulations, 31 C.F.R. Part 575.
SECTION 2 — WARNING: (a) Nothing in this license authorizes:

Office of Foreign Assets Control	U.S. Department of the Treasury

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     (1) A transaction by an unlicensed Iranian governmental entity (as defined in 31 C.F.R. §§ 560.304 and 560.313) not explicitly authorized within the terms of this license;
     (2) Payment terms or trade financing or any transaction involving a debit or credit to an account of a person in Iran or of the Government of Iran maintained on the books of a U.S. depository institution not explicitly authorized within the terms of this license;
     (3) Provision of any transportation services to or from Iran not explicitly authorized in or pursuant to this license other than loading, transporting, and discharging licensed cargo;
     (4) Distribution or leasing in Iran of any containers or similar goods owned or controlled by U.S. persons after the performance of transportation services to Iran; and
     (5) Financing of licensed sales to Iran other than as specified in 31 C.F.R. § 560.532 (a).
(b) Except as expressly authorized above, nothing in this license authorizes transactions prohibited by the Iranian Transactions Regulations, 31 C.F.R. Part 560, by Executive Orders 12613, 12957, 12959 and 13059, or by any other laws and regulations administered by the Office of Foreign Assets Control.
(c) A determination by OFAC that R.J. Reynolds has failed to abide by the terms and conditions of this license, whether by affirmative act, acquiescence or otherwise, shall be grounds for revocation of this license.
SECTION 3 — RECORDKEEPING REQUIREMENT: As a further condition of this license and in accordance with 31 C.F.R. Part 501, R.J. Reynolds is required to keep full and accurate records of all transactions engaged in pursuant to the authorization contained in this license. Such records shall be made available for examination upon demand for at least five years from the date of each transaction. Such records shall clearly demonstrate the applicability of the authorization set forth

Office of Foreign Assets Control	U.S. Department of the Treasury

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in § 1 hereof. Attention is particularly drawn to the recordkeeping, retention and reporting requirements of 31 C.F.R. §§ 501.601 and 501.602.
SECTION 4 — PRECEDENCE: The authorization contained in this license is limited to the facts and circumstances specific to the application.
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Office of Foreign Assets Control	U.S. Department of the Treasury